Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following communication was posted by Illumina, Inc. (the “Company”) (@illumina) on Twitter on May 12, 2021.

“We believe that acquiring GRAIL will save lives because it accelerates getting that test into the hands of people around the world.” -@fdesouza w/ @matthewherper at the #STATHealthTech Summit: https://bit.ly/33HNrR2
For important additional information: https://transformingcancerdetection.com

The following communication was posted by the Company on LinkedIn on May 12, 2021.

“We believe that acquiring GRAIL will save lives because it accelerates getting that test into the hands of people around the world.”

CEO Francis deSouza spoke with Matthew Herper from STAT at the 2021 #STATHealthTech Summit and highlighted our commitment to acquire GRAIL, Inc.

For important additional information: https://lnkd.in/gbH7n7B

The following communication was posted by the Company on Facebook on May 12, 2021.

“We believe that acquiring GRAIL will save lives because it accelerates getting that test into the hands of people around the world.”

CEO Francis deSouza spoke with Matthew Herper from STAT at the 2021 #STATHealthTech Summit and highlighted our commitment to acquire Grail.

For important additional information: https://transformingcancerdetection.com/

The following article is linked in the social media posts set forth above.

Illumina CEO insists GRAIL merger will be good for competition, and ultimately, patients

By Megan Molteni  May 11, 2021

Before the pandemic, most people had never heard of Illumina, the California-based sequencing behemoth whose machines generate upwards of 90% of the world’s DNA data. And while Illumina might still not be a household name, over the last 15 months the technology it sells has become standard dinner table fare. Genetic vaccines, coronavirus variants, wastewater surveillance — never before has the world of sequencing spilled over so forcefully into mainstream public consciousness.

“People are talking about mutations and variants, it’s now become part of the public lexicon,” said CEO Francis deSouza said Tuesday at the STAT Health Tech Summit. “I think it’s accelerated the field by maybe five years, because genomics has been instrumental in this pandemic from the very beginning.”

In December 2019, Illumina teams were called into Wuhan to help local authorities identify the source of the outbreak of a mysterious pneumonia, said deSouza. From there, samples were sent to Shanghai, where Illumina’s scientists worked with researchers there to sequence and publish the first viral genome in early January. The next day, Moderna and BioNTech began using that genetic blueprint to start developing Covid-19 vaccines.

“Those mRNA vaccines are completely based on the genomic sequence coming off an Illumina machine,” deSouza said.

The pandemic has also accelerated other innovations in healthcare — from telemedicine to remote patient monitoring to the rise of at-home-testing. That’s another place where Illumina sees its business growing, specifically with its planned acquisition of leading liquid biopsy company GRAIL, which has been challenged by U.S. and European regulators.

Illumina formed GRAIL in 2016 with $100 million in financing, including from Bill Gates and Jeff Bezos, before spinning it off a year later while retaining a 14.5% stake. But a full takeover would deepen its reach into the clinical testing market, which Illumina estimates could reach $75 billion by 2035.

GRAIL has spent the past five years developing Galleri, a blood-based test that screens for 50 different kinds of cancer. In March 2020, the company demonstrated that Galleri can also pinpoint the tissues where the tumor is lurking 93% of the time.

Last fall, shortly after GRAIL went public, Illumina announced plans to reacquire its former spinout for $8 billion. But the Federal Trade Commission quickly stepped in to block the deal, arguing that the move would allow Illumina to stifle competition in the nascent but crowded liquid biopsy industry. Less than a month later, the European Commission’s directorate general for competition launched its own investigation. Illumina is currently fighting back against both.

“We believe that by acquiring GRAIL, in the end, it will be procompetitive for that category as it emerges,” said deSouza. That’s because he sees Illumina as a trailblazer — when it comes to both regulatory approvals and reimbursement for liquid biopsy tests  — that can establish a path for the rest of the industry to follow behind.

deSouza pointed to what happened in 2013, when Illumina acquired non-invasive prenatal testing company Verinata Health. Industry analysts fretted over a potential Illumina takeover of NIPT testing. Instead, “the number of players in that space went up, the number of tests ordered by expectant numbers went up, and reimbursements went up,” said deSouza.

“We’ve seen that play out before and that’s what we want to see for cancer screening. We think there’s room for many different types of tests in this space,” he said.

GRAIL, for its part, is set to launch a laboratory version of its cancer test in the coming weeks. Illumina’s footprint in more than 140 countries could facilitate a faster and farther-reaching rollout of the test, he said. But to get broad distribution of the cancer screening tool both in the US and abroad, developing testing kits that can be deployed in community hospitals or rural clinics will be key. And that requires regulatory approval, a process that Illumina could help guide.

“We can make a cleared version of the GRAIL test more quickly than they would be able to on their own,” said deSouza. “We believe that acquiring GRAIL will save lives because it accelerates getting that test into the hands of people around the world.”

Additional Information and Where to Find It

In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.